UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 10)

BioTime, Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

09066L105
(CUSIP Number)

Neal C. Bradsher c/o Broadwood Capital, Inc. 724 Fifth Avenue, 9th Floor New York, New York 10019
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 15, 2009
(Date of Event Which Requires Filing of this Statement)

CUSIP No.	09066L105

1.	NAME OF REPORTING PERSONS

Broadwood Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,208,546

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,208,546

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

3,208,546

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.1%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	09066L105

1.	NAME OF REPORTING PERSONS

Broadwood Capital, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,208,546

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,208,546

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

3,208,546

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.1%

14.	TYPE OF REPORTING PERSON

CO, IA

CUSIP No.	09066L105

1.	NAME OF REPORTING PERSONS

Neal C. Bradsher

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC, AF, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

42,908

8.	SHARED VOTING POWER

3,208,546

9.	SOLE DISPOSITIVE POWER

42,908

10.	SHARED DISPOSITIVE POWER

3,208,546

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

3,251,454

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.2%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	09066L105

Item 1.	Security and Issuer.

BioTime, Inc., (the “Issuer”) Common Shares, no par value (the “Shares”) BioTime, Inc. 1301 Harbor Bay Parkway, Suite 100 Alameda, CA 94502

Item 2.	Identity and Background.
NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON FEBRUARY 11, 2009.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof Broadwood Partners may be deemed to beneficially own 3,208,546 Shares.
As of the date hereof Broadwood Capital may be deemed to beneficially own 3,208,546 Shares.
As of the date hereof Neal C. Bradsher may be deemed to beneficially own 3,251,454 Shares.
No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.
NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON FEBRUARY 11, 2009.

Item 5.	Interest in Securities of the Issuer.

(a, b)
As of the date hereof, Broadwood Partners may be deemed to be the beneficial owner of 3,208,546 Shares, constituting 12.1% of the Shares of the Issuer, based upon the 26,596,512* Shares deemed outstanding.

Broadwood Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,208,546 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,208,546 Shares.

Broadwood Partners specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b)
As of the date hereof, Broadwood Capital may be deemed to be the beneficial owner of 3,208,546 Shares, constituting 12.1% of the Shares of the Issuer, based upon the 26,596,512* Shares deemed outstanding.

Broadwood Capital has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,208,546 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,208,546 Shares.

Broadwood Capital specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b)
As of the date hereof, Neal C. Bradsher may be deemed to be the beneficial owner of 3,251,454 Shares, constituting 12.2% of the Shares of the Issuer, based upon the 26,596,512* Shares deemed outstanding.

Neal C. Bradsher has the sole power to vote or direct the vote of 42,908 Shares; has the shared power to vote or direct the vote of 3,208,546 Shares; has sole power to dispose or direct the disposition of 42,908 Shares; and has shared power to dispose or direct the disposition of 3,208,546 Shares.

Neal C. Bradsher specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by the Reporting Persons are set forth in Exhibit B.

(*) The number of outstanding shares is based on the 25,213,569 shares the Issuer reported outstanding as of February 26, 2009, adjusted for warrants held by the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Fifth Amendment of Revolving Line of Credit Agreement (the "Amended Agreement") was entered into by the Issuer and Broadwood Partners on April 15, 2009. The Amended Agreement modified the Fourth Amended and Restated Credit Agreement dated November 7, 2008 (the "Prior Agreement"). The Amended Agreement extended the maturity date of the line of credit available to the Issuer.  As compensation for extending the maturity date from April 15, 2009 to December 1, 2009, Broadwood Partners received 35,143 Shares from the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement.

Exhibit B: Schedule of Transactions in the Shares of the Issuer by the Reporting Persons.

Exhibit C: Fifth Amendment of Revolving Line of Credit Agreement, dated April 15, 2009 (filed with the Commission on Form 8-K by the Issuer on April 17, 2009 (incorporated by reference))

Exhibit D: Form of Amendment to Revolving Credit Note  (filed with the Commission on Form 8-K by the Issuer on April 17, 2009 (incorporated by reference)).

Exhibit E: Fifth Amendment of Security Agreement, dated April 15, 2009  (filed with the Commission on Form 8-K by the Issuer on April 17, 2009 (incorporated by reference)).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BROADWOOD PARTNERS, L.P.
By:	Broadwood Capital, Inc.

By:	/s/ Neal C. Bradsher
Name:	Neal C. Bradsher
Title:	President

BROADWOOD CAPITAL, INC.*

By:	/s/ Neal C. Bradsher
Name:	Neal C. Bradsher
Title:	President

/s/ Neal C. Bradsher *
NEAL C. BRADSHER *

April 22, 2009

* The Reporting Persons disclaim beneficial ownership over the securities reported herein except to the extent of the reporting persons’ pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of Common Shares, no par value of BioTime, Inc.

This Joint Filing Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Executed this 22nd day of April, 2009.

BROADWOOD PARTNERS, L.P.
By:	Broadwood Capital, Inc.

By:	/s/ Neal C. Bradsher
Name:	Neal C. Bradsher
Title:	President

BROADWOOD CAPITAL, INC.

By:	/s/ Neal C. Bradsher
Name:	Neal C. Bradsher
Title:	President

/s/ Neal C. Bradsher
NEAL C. BRADSHER

* The Reporting Persons disclaim beneficial ownership over the securities reported herein except to the extent of the reporting persons’ pecuniary interest therein.

Exhibit B

TRANSACTIONS IN THE SHARES

TRANSACTIONS IN THE SHARES BY BROADWOOD PARTNERS

Date of Transaction	Number of Shares Purchase/(Sold)	Price of Shares
4/15/2009	35,143	(*)

(*) These securities were acquired pursuant to the terms of the Amended Agreement.

SK 22056 0001 989140